UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD
SPECIALIZED DISCLOSURE REPORT

Adept Technology, Inc.
(Exact Name of Registrant as Specified in Charter)

Delaware (State or Other Jurisdiction of Incorporation)	0-27122 (Commission File Number)	94-2900635 (IRS Employer Identification Number)

5960 Inglewood Drive Pleasanton, California (Address of Principal Executive Offices)	94588 (Zip Code)

Seth Halio	925-245-3400

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report, Exhibit

Adept Technology, Inc. evaluated its current product lines and determined that certain products it manufactures or contracts to manufacture contain tin, tungsten, tantalum and/or gold (3TG). The reasonably country of origin inquiry and due diligence of our suppliers determined that our supply chain is Conflict Free Undeterminable and as a result we have filed a Conflict Minerals Report.

Conflict Minerals Disclosure

A copy of Adept Technology, Inc. Conflict Minerals Report is filed as Exhibit 1.02 hereto and is publicly available under “Corporate Governance” in the Investor Relations section on our website at www.adept.com .

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.02 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Adept Technology, Inc.

By:	/s/ Seth Halio
Date:	June 1, 2015
Name:	Seth Halio
Title:	CFO